
Mail Stop 3561

June 25, 2009

Mr. Xuezheng Yuan
President
China Unitech Group, Inc.
No. 1 Xinxin Garden
No. 51 Fangjicun Xudong Road
Wuchang, Wuhan
Hubei, China 430062

> **Re:** **China Unitech Group, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 29, 2008**
> **Form 10-Q for the Fiscal Period Ended September 30, 2008**
> **Filed November 6, 2008**
> **Form 10-Q for the Fiscal Period Ended December 31, 2008**
> **Filed February 5, 2009**
> **File No. 0-52832**

Dear Mr. Yuan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Financial Statements, page, 15

Report of Independent Auditor, page 16

1.   Please amend your filing to include an independent auditor's report covering your balance sheets as of June 30, 2008 <u>and</u> June 30, 2007 and the related statements of operations, stockholders' equity and cash flows <u>for the years ended</u> June 30, 2008 and June 30, 2007, and for the period from March 14, 2006 (inception date) to June 30, 2008. Your independent auditor should revise both the scope and opinion paragraphs of her report. Refer to Rule 8-02 of Regulation S-X and paragraph 11 of SFAS 7 for the financial statement requirements applicable to smaller reporting companies which are in the development stage.

Statements of Operations, page 18

2.   Please amend the statement of operations for the cumulative period from March 14, 2006 (inception) to June 30, 2008 to agree with the amount of cumulative net losses presented in the Balance Sheet, Statements of Changes in Stockholders' Equity and Statements of Cash Flows.

Item 9A. Controls and Procedures, page 25

Changes in Internal Control, page 25

3.   We note you state that there were no significant changes in your internal control over financial reporting or in other factors that could significantly affect those controls subsequent to the date of their last evaluation. We have the following comments:

- Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter in your year ended June 30, 2008 that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. In the requested amendment to this Form 10-K, please revise your disclosure to address the last fiscal quarter. Refer to Item 308 (c) of Regulation S-K.
- Please also confirm to us, if true, there were no changes in internal controls that occurred during the fiscal quarters ended September 30, 2008 and December 31, 2008 that materially affected or were reasonably likely to affect, your internal control over financial reporting during those quarters.

- In future filings, please disclose any change in internal control that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

<u>Management's Report on Internal Control over Financial Reporting, page 26</u>

4.	Please amend your Form 10-K to revise your management's report on internal control over financial reporting to include a clear statement of management's conclusion as to whether or not internal control over financial reporting is effective. Since you have provided disclosures indicating that there is a material weakness in your internal control over financial reporting, it appears that you should include a statement that your management concluded that as of June 30, 2008, your internal control over financial reporting is not effective. Refer to Item 308 (a)(3) of Regulation S-K.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332 or, in her absence, me at (202) 551-3737 if you have questions regarding the comments or any other matters.

Sincerely,

Jennifer Thompson
Branch Chief